Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

November 21, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed October 23, 2023 File No. 333-274049

Attention: Jennifer Gallagher, Robert Babula, Michael Purcell and Laura Nicholson

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware company (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 filed on October 23, 2023 (the “S-4”) contained in the Staff’s letter dated November 16, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 3 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Registration Statement on Form S-4 The Business Combination, page 22

1. We note your response to prior comment 1 and your revised disclosure that any shares of Revelstone Common Stock issued as a result of a reduction in the amount of Closing Debt shall not be registered. Please tell us whether such shares will be issued pursuant to an exemption from registration and, if so, tell us the exemption relied upon for the issuance and the basis for such reliance.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment removing the language stating the shares will not be registered. Please see pages 7, 22, 120 and 141. We have also updated the registration fee table and filed Exhibit 107 with the Amendment.

Risks Related to Revelstone, page 62

2. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to discuss whether your waiver of the corporate opportunities doctrine in your existing charter impacted your search for an acquisition target.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 66 and 92.

Background of the Business Combination, page 90

3. We note your response to prior comments 6 and 7 and reissue in part. Please provide us with any correspondence between Bank of America and Revelstone relating to the firm’s resignation. In addition, please provide us with the engagement letter between Revelstone and Bank of America. In addition, revise your filing to clarify whether Bank of America performed substantially all the work to earn its fees.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 92. The Waiver Letter from Bank of America dated July 24, 2023, relating to the firm’s resignation, has been provided to the Staff supplementally pursuant to Rule 418(b) under the Securities Act of 1933, as amended and Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Proposal No. 2 - The Charter Proposal, page 136

4. We note your revised disclosure in this section and throughout your filing that one of the proposed changes to the charter is to “eliminate the corporate opportunity doctrine.” With a view toward disclosure, please tell us how the proposed change to your charter would eliminate the corporate opportunity doctrine.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 137 and 139.

Certain Set Jet Relationships and Related Party Transactions, page 186

5. We note your disclosure regarding the Select Services Agreement by and between Set Jet and Sierra Delta Romeo LLC, a company controlled by Steve Reynolds, pursuant to which Set Jet granted Mr. Reynolds certain rights to use the 1996 Bombardier Challenger 850 for agreed upon rates set forth therein. We also note your disclosure regarding the Select Services Agreement by and among Set Jet, N602SJ, LLC and David Jacofsky. Please revise to disclose any material conflicts of interest related to such agreements, such as limitations on the use of the aircraft by Set Jet when needed, if material.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 48 and 186.

6. We note your disclosure regarding the Amended Aircraft Charter Agreement by and between Set Jet and Scottsdale Jet Charter, LLC. However, we note that it appears that other aircraft used by Set Jet are also owned by related persons within the meaning of Item 404 of Regulation S-K. Please provide the information set forth in Item 404 with respect to such arrangements, or provide your analysis as to why such information is not required.

Response: Although Set Jet has entered into aircraft charter agreements with other parties, none of these parties fall within the definition of “related person” under Item 404 of Regulation S-K.

Comparison of Stockholder Rights, page 215

7. We note that Section 3.4 of your proposed Amended and Restated Bylaws set forth in Appendix C provides that any director may be removed from office by the stockholders of the Corporation only for cause. However, this does not appear to be consistent with your disclosure on page 216 that directors may be removed with or without cause. Please revise.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 216 and the updated Section 3.4 of the Amended and Restated Bylaws in Appendix C.

In addition, we have revised the disclosure in the Amendment to address the Staff’s verbal comment and added a risk factor on page 65 relating to if we were deemed to be an investment company for purposes of the Investment Company Act of 1940.

Please contact Alex Weniger-Araujo at (212) 407-4063 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alex Weniger-Araujo